SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 5

   INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   TEFRON LTD.
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   M87482-10-1
             ------------------------------------------------------
                                 (CUSIP Number)

                                  Arie Wolfson
                           c/o Macpell Industries Ltd.
                                 28 Chida Street
                             Bnei-Brak 51371, Israel
                               011-972-3-618-9876
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2007
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement in Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Arwol Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        971,282
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            971,282
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     971,282
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Arie Wolfson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        971,382(1)
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            971,382(1)
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     971,382
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

(1) Represents 971,282 Ordinary Shares held by Arwol Holdings Ltd. ("Arwol"), in which the Reporting Person holds 100% of the issued and outstanding share capital.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Riza Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            -0-
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Sigi Rabinowicz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     BELGIUM
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            -0-
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Macpell Industries Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            -0-
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     This Amendment No. 5 (this "Amendment") to Schedule 13D, filed on February 17, 2000 and amended on March 15, 2000, July 6, 2000, April 22, 2004 and August 10, 2006 is hereby filed by the Reporting Persons with the Securities and Exchange Commission pursuant to Rule 13d-2 promulgated under the Exchange Act with respect to the Ordinary Shares, par value NIS 1.0 per share (the "Ordinary Shares"), of Tefron Ltd. ("Tefron"). In this Amendment, the Reporting Persons hereby amend and supplement Items 3, 4, 5 and 6. Except as set forth in this Amendment, all information included in the initial Schedule 13D and in the amendments filed on March 15, 2000, July 6, 2000, April 22, 2004 and August 10, 2006 is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     N/A

ITEM 4. PURPOSE OF TRANSACTION.

     On April 19, 2007 Macpell Industries Ltd. ("Macpell") sold an aggregate of 2,852,510 Ordinary Shares in open market transactions at a weighted average price per share of$9.89.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) and (b). The information set forth or incorporated on pages 2-7 of this
Schedule 13D/A and in Item 4 above is hereby incorporated by reference. With respect to other arrangements between certain Reporting Persons and Norfet, see
Item 6.

     (c). Except as set forth in Item 4 above, to the best knowledge and belief of the Reporting Persons no transactions involving Ordinary Shares were effected during the past 60 days by any of the Reporting Persons or, with respect to the Reporting Persons that are entities, by any of their respective directors, executive officers or controlling persons.


     (e) Macpell ceased to be a holder of more than 5% of the voting power of the Issuer on April 19, 2007, following the sale of the Issuer's shares by Macpell as described in Item 4 above.

     Arwol Holdings Ltd. ceased to be a holder of more than 5% of the voting power of the Issuer on April 19, 2007, following the sale of the Issuer's shares by Macpell as described in Item 4 above.

     Mr. Arie Wolfson ceased to be a holder of more than 5% of the voting power of the Issuer on April 19, 2007, following the sale of the Issuer's shares by Macpell as described in Item 4 above.

     Riza Holdings Ltd. ceased to be a holder of more than 5% of the voting power of the Issuer on April 19, 2007, following the sale of the Issuer's shares by Macpell as described in Item 4 above.

     Mr. Sigi Rabinowicz ceased to be a holder of more than 5% of the voting power of the Issuer on April 19, 2007, following the sale of the Issuer's shares by Macpell as described in Item 4 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 17, 2004 Macpell, Arwol and Norfet, Limited Partnership ("Norfet") entered into an agreement pursuant to which, among other things, each of Arwol and Macpell sold 682,500 of the Issuer's shares to Norfet. Pursuant to that agreement, each of Arwol and Macpell is entitled, under certain circumstances, to receive from Norfet additional consideration with respect to such shares upon the sale by Norfet of the Issuer's shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this Statement:

Exhibit A - Joint Filing Agreement.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: MAY 9, 2007


                                                 ARWOL HOLDINGS LTD.

                                                 By: /s/ Arie Wolfson
                                                 ------------------------------
                                                 Arie Wolfson
                                                 Chairman and
                                                 Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: MAY 9, 2007

                                                 /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: MAY 9, 2007

                                                 /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: MAY 9, 2007


                                                 RIZA HOLDINGS, LTD.

                                                 By: /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz
                                                 Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: MAY 9, 2007

                                                 MACPELL INDUSTRIES LTD.

                                                 By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson
                                                 Chairman

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned parties hereby agree that this Amendment No. 5 to Schedule 13D filed herewith relating to the Ordinary Shares, par value NIS 1.0 per share, of Tefron Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date: MAY 9, 2007


                                         1)      ARWOL HOLDINGS LTD.

                                                 By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson
                                                 Chairman and
                                                 Chief Executive Officer


                                         2)      /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson


                                         3)      /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz


                                         4)      RIZA HOLDINGS LTD.

                                                 By: /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz
                                                 Chief Executive Officer


                                         5)      MACPELL INDUSTRIES LTD.

                                                 By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson
                                                 Chairman